Mark Crone Managing Partner mcrone@cronelawgroup.com Eleanor Osmanoff Partner eosmanoff@cronelawgroup.com

VIA EDGAR

October 16, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attn:	Doris Stacey Gama, Chris Edwards, Christine Torney and Daniel Gordon

Re:	Re: Curanex Pharmaceuticals Inc Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 16, 2024 CIK No. 0002025942

Ladies and Gentlemen:

On behalf of our client, Curanex Pharmaceuticals Inc (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 23, 2024 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 (“DRS”). Concurrently with the submission of this letter, the Company is hereby filing with the Commission a Registration Statement on Form S-1 (the “Form S-1”). In this Form S-1, the Company revised and updated its statements and, among other things, added the resale prospectus, to register the shares of common stock of the Company held by the selling stockholder identified in the resale prospectus.

Set forth below are the Company’s responses to the Staff’s comments related to the prospectus for the underwritten primary offering in this Form S-1. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. All references in this response letter include the references to Form S-1. Page references in the text of this response letter correspond to the page numbers stated in the Comment Letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

The Offering, page 4

1. We note that your directors, officers, and holders of more than 5% of your company’s outstanding ordinary shares are expected to enter into lock-up agreements with the underwriter for a period of up to six months from the closing of this offering. Please amend to clarify if those identified have entered into the lock-up agreement or will enter prior to the closing of this offering and clarify the lock-up period. Further, if these will be stand-alone agreements, separate from your underwriting agreement, please revise your exhibit index and file these as exhibits.

Response: In response to this Staff’s comment, the Company reiterated in its statements on Form S-1 that its directors, officers and holders that will beneficially own more than 5% of the Company’s outstanding shares of common stock as of the effective date of this registration statement on Form S-1 agreed to enter into and execute their lock-up agreements on the date this registration statement on Form S-1 is declared effective by the Commission. The lock-up period under these lock-up agreements will be 180 days starting on the effective date of this registration statement on Form S-1. A form of a lock-up agreement will be included as an exhibit to the underwriting agreement. The underwriting agreement will be filed as an exhibit to Form S-1 by an amendment.

Use of Proceeds, page 21

2. We note your response to prior comment 3. Please also disclose what your full business plan is, quantify the amount of funding you require to execute your full business plan, and how you plan to fund the remaining stages of your full business plan here as you do on page 5.

Response: In response to this Staff’s comment, the Company revised the statements throughout Form S-1, disclosing its full business plan and clearly identifying the stages of its full business plan, the approximate period and the amount of funds needed to implement each stage of the Company’s full business plan.

3. Please reconcile the disclosure that you will prioritize your use of proceeds if you receive less than $8 million from this offering, with your disclosure elsewhere in the prospectus that this is a firm-commitment offering. Please ensure that your disclosure throughout the prospectus is consistent with the type of offering that you disclose on the cover page of the prospectus and in the Underwriting section.

Response: The Company revised and updated its statements throughout Form S-1, among other things, estimating that the price per share in this firm commitment primary offering will be between $4.00 and $6.00 per share and estimating the amount of the underwriting discounts and commissions and offering expenses payable by the Company based on the assumed price of $5.00 per share, the midpoint of this range. In response to this Staff’s comment, the Company reconciled its disclosure in the Net of Proceeds section with disclosures contained in other sections of Form S-1.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff